Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

Washington, DC 20549

Re:	Tanke Biosciences Inc.
Registration Statement filed on Form 10-12G Date Filed: February 8, 2024 File Number 000-53529

Request for Withdrawal of Registration Statement On Form 10-12G

Dear Sir or Madam:

On February 8, 2024, Tanke Biosciences Inc. (the “Company”) initially filed Registration Statement No. 000-53529 on Form 10-12G (together with the exhibits thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

The Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because the Auditor who completed the 2022 audit is no longer registered with the PCAOB. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

If you have any questions, please contact me at (626) 429-2740.

Sincerely

Caren Currier

CEO, Tanke Biosciences, Inc.